MILBANK, TWEED, HADLEY & McCLOY LLP

1 Chase Manhattan Plaza

New York, NY 10005-1413

November 6, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attention:      William Thompson

                        Branch Chief

Re:	Companhia Energética de Minas Gerais — CEMIG
Form 20-F for the Year Ended December 31, 2006
File No. 1-15224

Dear Mr. Thompson:

Our client, Companhia Energética de Minas Gerais — CEMIG (the “Company”), has informed us that it will not be able to respond to the comment letter dated September 25, 2007 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission related to the Company’s Form 20-F for the year ended December 31, 2006 within the period provided for in the Comment Letter.  We understand that the Company is working diligently with its auditors to fully respond to the comments, and intends to provide a response letter no later than November 30, 2007.  The Company has asked that, on its behalf, we request an extension to such date.  Thank you for your cooperation in this matter.

Should you have any questions regarding this letter, please feel free to contact the undersigned at (212) 530-5224.

Sincerely,

/s/ Michael Fitzgerald

Michael Fitzgerald

cc:	Sarah Goldberg, SEC Staff Accountant
Robyn Manuel, SEC
Luis Fernando Rolla, CEMIG
Agostinho Faria Cardoso, CEMIG
Jose Mauricio Benjamin de Oliveira, CEMIG
Steven Sandretto, Milbank, Tweed, Hadley & McCloy LLP